Raymond James Electronic EDGAR Proof

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**7.01**
Reporting Period	**09-30-2005**
Global Enclosed File Count	**4**
Internet Address	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com

Documents

8-K	**k8102605.htm**
	RJF Fourth Quarter Results 2005
EX-99.1	**pressrelease102605.htm**
	RJF Press Release
GRAPHIC	**logo.jpg**

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>7.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>09-30-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8102605.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>RJF Fourth Quarter Results 2005</value>
    </field>
    <data sid="data1">
      <filename>k8102605.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>pressrelease102605.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>RJF Press Release</value>
    </field>
    <data sid="data2">
      <filename>pressrelease102605.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>
      </value>
    </field>
```

```
      <data sid="data3">
        <filename>logo.jpg</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

October 26, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**

(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702

(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On October 26, 2005, Raymond James Financial, Inc. issued a press release disclosing fourth quarter results for period ended September 30, 2005. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 26, 2005   By: /s/ Thomas A. James
                                                      Thomas A. James,
                                                      Chairman and Chief Executive Officer

                                                      By: /s/ Jeffrey P. Julien
                                                      Jeffrey P. Julien
                                                    Senior Vice President - Finance
                                                    and Chief Financial Officer

RAYMOND JAMES®

Release No. 1005-01   FOR IMMEDIATE RELEASE

October 26, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS RECORD FOURTH QUARTER RESULTS

       ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 46 percent increase in unaudited net income to a record $44,724,000, or $0.59 per diluted share, for the fourth quarter ended Sept. 30, 2005, on record net revenues of $563,561,000, compared to net income of $30,663,000, or $0.41 per diluted share, for fiscal 2004's fourth quarter.

       Unaudited net income for the 12 months of fiscal 2005 was reported at a record $151,046,000, up from 2004's $127,575,000, while net revenues increased to a record $2,039,208,000 from $1,781,259,000 the previous year. Diluted earnings per share were $2.00 versus $1.72 for last year.

       "Although we achieved record revenues and net income in the fourth quarter and the whole 2005 year, at this moment I'm happier to report that our headquarters has thus far survived a very active hurricane season for the second consecutive year," stated Chairman and CEO Thomas A. James. "Unfortunately, a number of our offices in south Florida are still without power as a result of Wilma's fury, just as a number of our offices in Louisiana, Mississippi and Texas suffered through Katrina's and Rita's earlier wrath. From a business perspective, hurricanes do impact business in the affected local areas but, more important, our associates have escaped serious damage."

       "Outstanding results in Investment Banking and net interest earnings, complemented by a solid performance by asset management and recent recruiting success in the Private Client Group, powered the results to new records in spite of the $6.5 million pretax charge necessitated by Delta's bankruptcy filing, which rendered our 757 lease to them valueless."

     "Although the market remains volatile as it is buffeted by unfavorable inflationary influences and a probable pattern of future interest rate hikes, activity levels in all areas of our business remain vibrant," James concluded.

     The company will conduct its quarterly conference call October 27 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial,""Financial Reports."

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,800 financial advisors serving approximately 1.4 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $150 billion, of which approximately $27.5 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

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Raymond James Financial, Inc.

Raymond James Financial, Inc.
Unaudited Report
For the fourth quarter ended September 30, 2005
(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2005	2004	% Change	2005	2004	% Change
Gross revenues	$ 593,931	$ 462,209	28%	$2,156,997	$1,829,776	18%
Net revenues	563,561	446,713	26%	2,039,208	1,781,259	14%
Net income	44,724	30,663	46%	151,046	127,575	18%
Net income per share						
Share - diluted	$ 0.59	$ 0.41	44%	$ 2.00	$ 1.72	16%
Average shares						
outstanding - diluted	75,846	74,550		75,365	74,402	

Balance Sheet Data

	September 2005	September 2004
Total assets	$ 8.35 bil.	$ 7.6 bil.
Shareholders' equity	$1,242 mil.	$1,065 mil.
Book value per share	$16.43	$14.42

Management Data

	Quarter Ended			YTD	
	September 2005	September 2004	June 2005	September 2005	September 2004
Total financial advisors*:					
United States	4,591	4,525	4,537	4,591	4,525
Canada	295	274	282	295	274
# Lead managed/co-managed					
Corporate Public offerings in U.S.	32	25	20	98	96
Corporate Public offerings in Canada	5	3	3	20	24
Financial assets under management	$ 27.5 bil.	$ 22.3 bil.	$ 26.2 bil.	$ 27.5 bil.	$ 22.3 bil.

*Prior quarters were restated to reflect a change in the definition of a producing financial advisor.

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Raymond James Financial, Inc.

	September 2005	June 2005	March 2005	September 2004
Client Assets	$ 151 bil.	$ 142 bil.	$ 136 bil.	$ 124 bil.
Client Margin Balances	$1,230 mil.	$1,214 mil.	$1,190 mil.	$1,173 mil.
Client Trade Volume	2,278,000	1,884,000	1,993,000	1,680,000
# of Client Accounts	1,354,000	1,363,000	1,347,000	1,321,000

	Year Ended	
	September 30, 2005	September 24, 2004
	(000's)	
Revenues:		
Private Client Group	$ 1,397,578	$ 1,202,368
Capital Markets	448,975	400,787
Asset Management	171,916	148,160
RJBank	45,448	28,104
Other	93,080	50,357
Total	$ 2,156,997	$ 1,829,776
Pre-tax Income:		
Private Client Group	$ 102,245	$ 107,122
Capital Markets	77,153	57,910
Asset Management	40,841	27,875
RJBank	14,204	8,824
Other	13,528	2,390
Total	$ 247,971	$ 204,121

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share earnings)
Three Months Ended

	September 30, 2005	September 24, 2004	% Change	June 24 2005	% Change
Revenues:					
Securities commissions and fees	$373,702	$308,314	21%	$349,364	7%
Investment banking	62,730	37,332	68%	30,544	105%
Investment advisory fees	42,196	34,513	22%	38,674	9%
Interest	67,400	38,763	74%	66,354	2%
Net trading profits	4,693	7,242	(35%)	2,722	72%
Financial service fees	21,349	19,305	11%	20,507	4%
Other	21,861	16,740	31%	18,197	20%
TOTAL REVENUES	593,931	462,209	28%	526,362	13%
Interest Expense	30,370	15,496	96%	32,818	(7%)
NET REVENUES	563,561	446,713	26%	493,544	14%
Non-Interest Expenses:					
Compensation, commissions and benefits	389,342	311,427	25%	348,361	12%
Communications and information processing	24,675	21,211	16%	23,948	3%
Occupancy and equipment costs	18,378	15,904	16%	16,695	10%
Clearance and floor brokerage	6,049	5,308	14%	6,769	(11%)
Business development	20,500	17,769	15%	17,057	20%
Other	35,752	23,667	51%	29,750	20%
TOTAL NON-INTEREST EXPENSES	494,696	395,286	25%	442,580	12%
Income before provision for income taxes	68,865	51,427	34%	50,964	35%
Provision for income taxes	28,837	19,881	45%	19,094	51%
Minority Interest	(4,696)	883	(632%)	(512)	(817%)
Net Income	**$ 44,724**	**$ 30,663**	**46%**	**$ 32,382**	**38%**
Net Income per share basic	**$ 0.60**	**$ 0.42**		**$ 0.44**	
Net Income per share diluted	**$ 0.59**	**$0.41**		**$ 0.43**	
Weighted average common shares outstanding-basic	**73,945**	**73,756**		**73,663**	
Weighted average common and common equivalent shares outstanding-diluted	**75,846**	**74,550**		**75,588**	

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share earnings)
Twelve Months Ended

	September 30, 2005	September 24, 2004	% Change
Revenues:			
Securities commissions and fees	$ 1,421,908	$ 1,290,344	10%
Investment banking	150,166	106,350	41%
Investment advisory fees	157,428	134,447	17%
Interest	245,562	134,764	82%
Net trading profits	24,612	23,565	4%
Financial service fees	86,014	80,431	7%
Other	71,307	59,875	19%
TOTAL REVENUES	2,156,997	1,829,776	18%
Interest Expense	117,789	48,517	143%
NET REVENUES	2,039,208	1,781,259	14%
Non-Interest Expenses:			
Compensation, commissions and benefits	1,429,104	1,273,420	12%
Communications and information processing	91,881	82,186	12%
Occupancy and equipment costs	66,948	61,339	9%
Clearance and floor brokerage	24,063	20,773	16%
Business development	67,802	59,963	13%
Other	113,957	77,347	47%
TOTAL NON-INTEREST EXPENSES	1,793,755	1,575,028	14%
Income before provision for income taxes	245,453	206,231	19%
Provision for income taxes	96,925	76,546	27%
Minority Interest	(2,518)	2,110	(219)%
Net Income	**$ 151,046**	**$ 127,575**	**18%**
Net Income per share basic	**$ 2.06**	**$ 1.74**	
Net Income per share diluted	**$ 2.00**	**$ 1.72**	
Weighted average common shares outstanding-basic	**73,478**	**73,395**	
Weighted average common and common equivalent shares outstanding-diluted	**75,365**	**74,402**	

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For additional information, contact Michael White at 727-567-2824.
Please visit the Raymond James Press Center at **raymondjames.com/media.htm**.